Exhibit 99.1

AKANDA ANNOUNCES STOCK CONSOLIDATION

London, UK May 21, 2024 –Akanda Corp. (“Akanda” or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, reported that it expects to implement a 1-for-40 reverse stock split on its ordinary shares effective May 23, 2024, with trading to begin on a split-adjusted basis at the market open on that day. Trading in the ordinary shares will continue on The Nasdaq Capital Market under the symbol “AKAN”. The new CUSIP number for the ordinary shares following the reverse stock split is 00971M304.

Upon the effectiveness of the reverse stock split, every 40 shares of the Company’s issued and outstanding ordinary shares will automatically be converted into one issued and outstanding ordinary share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded down to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

The reverse stock split at a ratio of 1-for-40 shares was approved by the Company’s board of directors and its shareholders. The Company will file Articles of Amendment with the Ontario Ministry of Government and Consumer Services to reflect the reverse stock split on May 23, 2024.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.